MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005 __________ 212-530-5000 FAX: 212-530-5219

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

August 5, 2014

Kristi Marrone

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 001-10362

Dear Ms. Marrone:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated July 23, 2014. The Commission’s letter set forth specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2013.

Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Ms. Kristi Marrone August 5, 2014 Page 2	MILBANK, TWEED, HADLEY & McCLOY LLP

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Anticipated uses of cash, page 56

1. We note your references to anticipated development/construction to be commenced in Macau, the National Harbor in Maryland and in Western Massachusetts. Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section for any material development you commence to include the anticipated completion date and current scope of development, which will also feature disclosure regarding development expenditures on a per square foot or unit basis.

The Company notes that it has disclosed the scope of each of these development projects under the “Executive Overview” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 36 and 37. In future periodic reports the Company will provide a reference to these disclosures within “Other Factors Affecting Liquidity – Anticipated Uses of Cash”.

The Company’s disclosures for MGM Cotai, in Macau, and MGM National Harbor, in Maryland, include expected project budget amounts and the number of hotel rooms, gaming tables, and slot machines. The Company’s disclosures with respect to MGM Springfield in Western Massachusetts include the expected project budget amount, and the Company will include the expected number of hotel rooms, gaming tables, and slot machines in future periodic reports. The Company believes these are the most relevant metrics for a user of its periodic reports, as they facilitate comparisons to the Company’s other resorts and those of its competitors. These items are disclosed for each of the Company’s resorts in Part I, Item 1 of the Company’s Form 10-K. The Company will also supplement its disclosures in its future periodic reports to include the anticipated completion dates for any material development it has commenced.

The Company does not believe disclosure of development expenditures on a per square foot or per unit basis is meaningful disclosure for users of its periodic reports. The Company believes such disclosures are uncommon in the casino resort industry and are generally associated with real estate projects for entities with more homogeneous expansion developments and entities developing real estate to be leased or sold.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 67

2. In future filings, please provide quantitative and qualitative disclosures about your exposure to foreign currency exchange risk, given your increasingly material revenues from MGM China, or tell us why you do not believe such disclosure is required. Refer to Item 305 of Regulation S-K.

Historically, there have not been significant fluctuations in exchange rates between the U.S. Dollar and the Hong Kong Dollar (or the Macau Pataca which is linked to the Hong Kong Dollar and used interchangeably with the Hong Kong Dollar in Macau). The Hong Kong Monetary Authority’s policy is to maintain a stable exchange value of the Hong Kong Dollar against the U.S. dollar, within a band of HKD$7.75 – 7.85 to US$1.

Ms. Kristi Marrone August 5, 2014 Page 3	MILBANK, TWEED, HADLEY & McCLOY LLP

The Company will supplement its market risk disclosure in future Exchange Act periodic reports to include the following disclosure:

In addition to the risk associated with our variable interest rate debt, we are also exposed to risks related to changes in foreign currency exchange rates, mainly related to MGM China and to our operations at MGM Macau and the development of MGM Cotai. While recent fluctuations in exchange rates have not been significant, potential changes in policy by governments or fluctuations in the economies of the United States, Macau or Hong Kong could cause variability in these exchange rates. As of June 30, 2014, a 1% change in the Hong Kong Dollar (the functional currency of MGM China) exchange rate would impact the carrying value of the Company’s cash and debt balances by $7 million and $6 million, respectively.

Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer